UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42308

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Share Consolidation

On October 7, 2025, Click Holdings Limited (the “Company”) issued a press release announcing the approval of the proposed 1-for-30 share consolidation of the Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of no par value each (the “Share Consolidation”).

Beginning with the opening of trading on October 10, 2025, being the market effective date, the Class A Ordinary Shares will begin trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “CLIK” but under a new CUSIP number of G2R09D110. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Upon the effectiveness of the Share Consolidation every 30 issued and outstanding Ordinary Share of no par value each will automatically be consolidated into 1 issued and outstanding Ordinary Share of no par value each. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholders’ percentage in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Company’s current total number of shares outstanding is 34,362,000, comprising 24,550,600 Class A Ordinary Shares and 9,811,400 Class B Ordinary Shares. The Company’s total number of shares will be 1,145,400 on a post-Share Consolidation basis, comprising 818,353 Class A Ordinary Shares and 327,047 Class B Ordinary Shares. The Share Consolidation was approved by the Company’s board of directors on September 11, 2025 and its shareholders on April 14, 2025.

A copy of the press release dated October 7, 2025 is included as Exhibit 99.1 to this report.

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Exhibit Index

Exhibit No.	Description
99.1	Press Release dated October 7, 2025

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLICK HOLDINGS LIMITED

By:	/s/ Chan Chun Sing
Name:	Chan Chun Sing
Title:	Chief Executive Officer, Chairman and Director

Date: October 7, 2025

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